UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Lear Corporation
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	13-3386776 (I.R.S. employer identification number)

21557 Telegraph Road Southfield, Michigan (Address of principal executive offices)	48033 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act: N/A

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE
EX-3.1
EX-3.2
EX-3.3
EX-4.1
EX-4.2

Item 1.	Description of Registrant’s Securities to be Registered.
General
     This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the shares of Common Stock, par value $0.01 per share (“Common Stock”), of Lear Corporation, a Delaware corporation (“Lear”), upon the effective date (the “Effective Date”) of the First Amended Joint Plan of Reorganization of Lear and certain of its United States and Canadian subsidiaries (as amended, supplemented or otherwise modified, the “Plan”), filed in the bankruptcy proceedings under chapter 11 (“Chapter 11”) of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On November 5, 2009, the Bankruptcy Court entered an order confirming the Plan.
     On the Effective Date, Lear’s common stock outstanding immediately prior to the Effective Date will be cancelled pursuant to the terms of the Plan. In accordance with the Plan, Lear will file an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Certificate”). Pursuant to the Certificate, Lear is authorized to issue 300,000,000 shares of Common Stock and 100,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”). The Certificate also provides that Lear will not issue any class of non-voting equity securities unless, and solely to the extent, permitted by section 1123(a)(6) of the Bankruptcy Code; however, under the Certificate, such restriction (i) will have no further force and effect beyond that required under section 1123(a)(6) of the Bankruptcy Code, (ii) will have such force and effect, if any, only for so long as section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to Lear and (iii) may be amended or eliminated in accordance with applicable law.
     On the Effective Date and pursuant to the terms of the Plan, Lear will issue (i) 34,117,369 shares of Common Stock, (ii) Warrants to purchase up to an aggregate of 8,157,250 shares of Common Stock (the “Warrants”), and (iii) 10,896,250 shares of Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”). In addition, on the Effective Date, Lear will adopt a management equity incentive plan pursuant to which Lear may issue to participants in such plan up to 10% of the shares of Common Stock outstanding as of the Effective Date, on a fully-diluted basis, giving effect to the conversion of all Warrants and Series A Preferred Stock (assuming the issuance on the Effective Date of Series A Preferred Stock with an aggregate value of $500 million).
     The descriptions contained in this registration statement (i) describe matters to be in effect on the Effective Date, (ii) do not purport to be complete and (iii) are subject to and qualified by the full terms of the Common Stock, the Series A Preferred Stock and the Warrants, as set forth in the exhibits to this registration statement, which are incorporated by reference in this Item 1.

Common Stock
     The following description of the Common Stock, including certain provisions of the Certificate, the Amended and Restated Bylaws of Lear (the “Bylaws”) and the Certificate of Designations of Series A Convertible Participating Preferred Stock of Lear (the “Certificate of Designations”), is a summary of, and is qualified in its entirety by, the Certificate, the Bylaws and the Certificate of Designations, which are attached hereto as Exhibits 3.1, 3.2 and 3.3, respectively, and incorporated herein by reference.
     Voting. All shares of Common Stock have identical rights and privileges. With limited exceptions, holders of Common Stock are entitled to one vote for each outstanding share of Common Stock held of record by each stockholder on all matters properly submitted for the vote of Lear’s stockholders. Each director will be elected by the vote of a majority of a votes cast by the holders of Common Stock and any class or series of Lear’s capital stock (including the Series A Preferred Stock) entitled to vote together with the Common Stock with respect to such director’s election; provided that if the number of nominees exceeds the number of directors to be elected, the stockholders shall elect directors by the vote of a plurality of the votes cast. Except as provided by the Certificate, the Bylaws or applicable law, all other elections and questions presented to the stockholders shall be decided by the affirmative vote of the holders of a majority in voting power of the shares present in person or by proxy and entitled to vote thereon. Holders of Common Stock are not entitled to cumulative voting rights.
     Dividend Rights. Subject to applicable law, any contractual restrictions and the rights of the holders of any outstanding series of Preferred Stock (including the Series A Preferred Stock), if any, holders of Common Stock are entitled to receive ratably such dividends and other distributions that the board of directors of Lear (the “Board of Directors”), in its discretion, declares from time to time.
     Liquidation Rights. Upon the dissolution, liquidation or winding up of Lear, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock (including the Series A Preferred Stock), if any, holders of Common Stock are entitled to receive the assets of Lear available for distribution to its stockholders ratably in proportion to the number of shares held by each stockholder.
     Conversion, Redemption and Preemptive Rights. Holders of Common Stock have no conversion, redemption, sinking fund, preemptive, subscription or similar rights.
Preferred Stock
     The following description of the Series A Preferred Stock is a summary of, and is qualified in its entirety by, the Certificate of Designations, which is attached hereto as Exhibit 3.3 and incorporated herein by reference.
     Pursuant to the Plan, Lear will issue 10,896,250 shares of Series A Preferred Stock on the Effective Date.
     Voting. Except as required by applicable law, the Certificate or the Certificate of Designations, holders of the Series A Preferred Stock are entitled to vote on all matters submitted for the vote of stockholders generally and shall vote together as a single class with holders of Common Stock on all matters properly submitted to the stockholders for their vote. Each share of Series A Preferred Stock shall be entitled to one vote for each share of Common Stock issuable upon conversion of the Series A Preferred Stock as of the record date for such vote.
     Dividend Rights. Except as provided below, the Series A Preferred Stock shall not bear any mandatory dividend. Holders of the Series A Preferred Stock will participate in any dividends or other distributions declared on the Common Stock (other than a dividend payable solely in additional shares of Common Stock) based on the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock immediately prior to the applicable record date for such dividend. So long as any Series A Preferred Stock is outstanding, Lear shall not declare, pay or set aside any dividends on Common Stock (other than a dividend payable solely in additional shares of Common Stock) unless holders of Series A Preferred Stock have received, or shall simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount equal to the dividend such holders would have been entitled to receive based on the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock immediately prior to the applicable record date for such dividend. Additionally, so long as any Series A Preferred Stock is outstanding, Lear shall not redeem, purchase or otherwise acquire directly or indirectly any Common Stock, other than (i) the repurchase of Common Stock held by departing employees and directors of Lear or (ii) cash payments made in lieu of fractional shares of Common Stock that would otherwise be issued upon any conversion, exercise or exchange of any capital stock, option, warrant or other security that is convertible into, or exercisable or exchangeable for, Common Stock or any reverse split or other combination of Common Stock. The Board of Directors may declare dividends or other distributions with respect to the Series A Preferred Stock regardless of whether any dividend or other distribution is declared with respect to the Common Stock.
     Liquidation Rights. Upon the dissolution, liquidation or winding up of Lear, holders of the Series A Preferred Stock are entitled to receive payment out of the assets of Lear available for distribution before any distribution or payment out of the assets of Lear may be made or set aside for holders of Common Stock, an amount per share of Series A Preferred Stock equal to the greater of (i) the Stated Value (as defined in the Certificate of Designations) per share of Series A Preferred Stock plus an amount equal to all declared and unpaid dividends thereon, if any, and (ii) the amount that would be payable to such holder in respect of the Common Stock issuable upon conversion of the Series A Preferred Stock assuming conversion of all Series A Preferred Stock into Common Stock immediately prior to such dissolution, liquidation or winding up of Lear. No payments upon the dissolution, liquidation or winding up of Lear may be made to holders of Common Stock until payment in full of all amounts required to be paid to holders of the Series A Preferred Stock have been made.
     Conversion Rights. Holders of the Series A Preferred Stock may elect at any time to convert their shares of Series A Preferred Stock into shares of Common Stock. All shares of the Series A Preferred Stock will be converted into Common Stock on the third anniversary of the Effective Date, unless earlier converted pursuant to the terms of such Series A Preferred Stock. Conversion of the Series A Preferred Stock will dilute the ownership interest of holders of Common Stock.

Limitations on Directors’ Liability
     The Certificate contains a provision eliminating the personal liability of Lear’s directors to Lear and its stockholders to the fullest extent permitted by applicable law. The Certificate also contains provisions generally providing for indemnification and advancement of expenses to Lear’s directors and officers to the fullest extent permitted by applicable law.
Provisions of the Certificate of Incorporation and Bylaws that May Have an Anti-Takeover Effect
     Certain provisions in the Certificate and the Bylaws, as well as the Delaware General Corporation Law (the “DGCL”), may have the effect of discouraging transactions that involve an actual or threatened change in control of Lear. In addition, provisions of the Certificate, the Bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.
     Special Meetings of Stockholders. The Board of Directors may call a special meeting of stockholders at any time and for any purpose, but no stockholder or other person may call any such special meeting.
     No Written Consent of Stockholders. Any action taken by stockholders of Lear must be effected at a duly held meeting of stockholders and may not be effected by the written consent of such stockholders.
     Blank Check Preferred Stock. The Certificate contains provisions that permit the Board of Directors to issue, without any further vote or action by the stockholders, up to 100,000,000 shares of Preferred Stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. Such provisions could have the effect of discouraging others from making tender offers or takeover attempts.
     Advance Notice of Stockholder Action at a Meeting. Stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to Lear in advance of such meeting.
     Initial Board. The Board of Directors will initially consist of nine directors identified in the Plan (the “Initial Board”). The Initial Board will serve from the Effective Date until the annual meeting of stockholders of Lear to be held in 2011, subject to such director’s earlier death, resignation or removal. Prior to the annual meeting of stockholders to be held in 2011, the removal of a director for any reason other than for cause may not be brought before any annual meeting of the stockholders of Lear without, and special meetings of stockholders of Lear for the purpose of considering the removal of a director for any reason other than for cause may be called by the Board of Directors only upon, the affirmative vote of all of the directors (other than the director to be removed) then in office.

Registration Rights
     The following description of the registration rights granted to certain holders of Lear’s Common Stock, including certain provisions of the Registration Rights Agreement (as defined below), is a summary of, and is qualified in its entirety by, the Registration Rights Agreement, which is attached hereto as Exhibit 4.1 and incorporated herein by reference.
     In accordance with the Plan, on the Effective Date, Lear will enter into a registration rights agreement with certain holders of Common Stock (the “Registration Rights Agreement”) that, subject to certain limitations contained therein, grants to such holders certain rights to (i) demand that Lear register under the Securities Act of 1933, as amended, Common Stock held by such holders and issued on the Effective Date or thereafter acquired by such holders and (ii) to participate in registrations of Common Stock by Lear. The Registration Rights Agreement will terminate on the third anniversary of the Effective Date.
Warrants
     The following description of the Warrants, including certain provisions of the Warrant Agreement (the “Warrant Agreement”), is a summary of, and is qualified in its entirety by, the Warrant Agreement, which is attached hereto as Exhibit 4.2 and incorporated herein by reference.
     In accordance with the Plan, on or prior to the Effective Date, Lear will enter into the Warrant Agreement which provides for the issuance of the Warrants on the Effective Date. The Warrants will expire at 5:00 p.m. New York City Time, on the fifth anniversary of the Effective Date (the “Expiration Date”).
     Exercise. Each Warrant entitles its holder to purchase one share of Common Stock at an exercise price of $0.01 per share (the “Exercise Price”), subject to adjustment. The Warrants are exercisable for an aggregate of up to 8,157,250 shares of Common Stock, subject to adjustment. Holders of the Warrants may exercise the Warrants (i) commencing on the business day following a period of 30 consecutive trading days during which the closing price of the Common Stock for at least 20 of the trading days within such period is equal to or greater than $39.63 (the “Trigger Price”) and (ii) prior to the Expiration Date. Holders that elect to exercise the Warrants must do so by providing written notice of such election to Lear and the Warrant Agent prior to the Expiration Date, in a form prescribed in the Warrant Agreement, and paying the applicable exercise price for all Warrants being exercised, together with all applicable taxes and governmental charges.
     No Rights as Stockholders. Prior to the exercise of the Warrants, no holder of Warrants (solely in its capacity as a holder of Warrants) is entitled to any rights as a stockholder of Lear, including, without limitation, the right to vote, receive notice of any meeting of stockholders or receive dividends, allotments or other distributions.
     Adjustments. The number of shares of Common Stock for which a Warrant is exercisable, the Exercise Price and the Trigger Price will be subject to adjustment from time to time upon the occurrence of certain events, including an increase in the number of outstanding shares of Common Stock by means of a dividend consisting of shares of Common Stock, a subdivision of

Lear’s outstanding shares of Common Stock into a larger number of shares of Common Stock or a combination of Lear’s outstanding shares of Common Stock into a smaller number of shares of Common Stock. In the event Lear pays an extraordinary dividend to the holders of Common Stock, the Trigger Price will be decreased dollar-for-dollar by the amount of cash and/or the fair market value of any securities or other assets paid or distributed on each share of Common Stock in respect of such extraordinary dividend. In addition, upon the occurrence of certain events constituting a reorganization, recapitalization, reclassification, consolidation, merger or similar event, each holder of a Warrant will have the right to receive, upon exercise of a Warrant (if then exercisable), an amount of securities, cash or other property receivable by a holder of the number of shares of Common Stock for which a Warrant is exercisable immediately prior to such event. Following the consummation of any such event, all of the Warrants will be deemed to be no longer outstanding and not transferable on Lear’s books or the books of the surviving corporation, and will represent solely the right to receive the consideration payable upon the exercise of the Warrant, without interest.
Transfer Agent
     Mellon Investor Services LLC will serve as transfer agent for the Common Stock.

Item 2.	Exhibits.

Exhibit
Number	Description
3.1	Form of Amended and Restated Certificate of Incorporation of Lear
3.2	Form of Amended and Restated Bylaws of Lear
3.3	Form of Certificate of Designations of Series A Convertible Participating Preferred Stock of Lear
4.1	Form of Registration Rights Agreement among Lear and the stockholders of Lear a party thereto
4.2	Form of Warrant Agreement between Lear and Mellon Investor Services LLC, as the warrant agent (including the Global Warrant Certificate set forth in Exhibit A thereto)

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LEAR CORPORATION
Date: November 6, 2009	By:	/s/ Matthew J. Simoncini
	Name:	Matthew J. Simoncini
	Title:	Senior Vice President and Chief Financial Officer